Liquid Media Shares Expertise with CNBC, Toronto’s CityNews 680 Radio and Other Business & Industry News Outlets

Vancouver, BC – November 10, 2021 – Liquid Media Group Ltd. (the “Company,” “Liquid Media” or “Liquid”) (Nasdaq: YVR) is pleased to announce that members of the Company’s expert leadership team are being enlisted by numerous media outlets, including CNBC, to educate audiences on a variety of trending industry topics. The press is also covering Liquid as an emerging leader that is bringing solutions to today’s content creators.

In a recent report aired on CNBC’s “The News with Shepard Smith,” Correspondent Kristina Partsinevelos covered Hollywood's streaming pivot, its impact on indie films, plus the range of expertise that is required of today's filmmakers and creative personnel.

“You have to be much more entrepreneurial, which is not a natural fit necessarily for a director, or a producer, or a writer or even an actor,” Liquid Chairman Joshua Jackson told CNBC. “To become a subject matter expert in all of those things, in order to best position your film so that you get an opportunity to make another film, you will probably need help.”

Lending a helping hand to content creators is exactly what Liquid is doing via its four-phase business solution engine. To that end, Liquid’s project submission portal for films, series, documentaries and other professional video content was recently formalized so that producers and other creatives can submit their projects for financing, distribution and monetization.

“I think the enormous demand for content these days has created such an incredible opportunity,” Liquid CEO Ron Thomson told CNBC.

Thomson also spoke recently with CityNews 680 Business Editor Kris McCusker in a Weekend Business report that aired in Toronto and was syndicated to affiliate radio stations across Canada. Liquid, Thomson told CityNews 680, “is setting up...a business infrastructure to really support independent creators so that they can confidently go forward and focus on what they do best, which is creating.” Thomson added that he believes the massive demand for fresh content is a permanent shift. “The industry is constantly evolving and this is the most recent evolution,” he told McCusker and the CityNews 680 audience, which tops 1.5 million listeners each week.

Following a successful launch, panel presentations and the Company’s “Big Splash” gala at the Toronto Independent Film Festival (TIFF), Liquid and its leadership team were also featured in numerous media stories and TV interviews in Toronto, Hollywood, New York and beyond.

An article from Deadline Hollywood showcases how Joshua Jackson is making a better world for independent filmmakers with Liquid Media Group as the Company “is looking to create an easier path for filmmakers to get their content in front of audiences, while allowing them ownership in their content across all ancillaries, so that ‘you survive and tell another story.’”

In an interview with “The Social,” Canada’s #1 daytime TV show, Jackson emphasized how Liquid’s innovation in business has translated into an incredible opportunity. Liquid, he said, “was born at the time that it was born because I thought the streaming revolution was going to change how the gatekeepers operated in our industry. [Then] COVID happened, everything shut down, everybody went to streaming, and the whole industry, in a night, flipped over to the new world. So what was a ‘forward-looking’ idea [with Liquid] is now a ‘right-now’ idea.”

“We’ve created the structure which enables us to help creators focus on what they do best; and we can focus on the business aspects that help them be financially and commercially successful,” Thomson told Playback Daily. “Liquid Media offers them a helping hand approach, handling a lot of the things that producers perhaps are not the best at doing themselves but they have to in order to survive today.”

Thomson and Jackson share additional insights about how Liquid is driving the industry forward in coverage via The Globe and Mail, CTV Toronto, CityNews National TV, The Benzinga Power Hour and more. Liquid Media’s recent endeavors have also garnered international media attention in several locations, ranging from Japan to Mexico.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Primoris Group Inc.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Investor / Business

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

Industry

Jane Owen

Jane Owen PR

+1 (323) 819-1122

jane@janeowenpr.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions, as well as additional risks disclosed in the Company’s annual and quarterly financial reports available at www.sedar.com. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.